Exhibit 99.1

JOYY Inc. to Hold 2021 Annual General Meeting on December 27, 2021

SINGAPORE, November 17, 2021 — JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company,” formerly known as YY Inc.), a global video-based social media company, today announced that it will hold its 2021 annual general meeting of shareholders (the “AGM”) at Conference Room #3, 4/F, Sheraton Guangzhou Panyu, No. 46 Wanhui Yi Road, Panyu District, Guangzhou 511400, People’s Republic of China on December 27, 2021 at 2 p.m. (Beijing time).

Holders of the Company’s common shares with par value of US$0.00001 per share whose names are registered on the register of members of the Company at the close of business on November 18, 2021 (Beijing time) are entitled to notice of, and to vote at, the annual general meeting or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) as of the close of business on November 18, 2021 (New York time) who wish to exercise their voting rights for the underlying Class A common shares must act through the depositary of the Company’s ADS program, Citibank N.A. The purpose of the AGM is for the Company’s shareholders to consider, and if thought fit, approve the amendment and restatement of its Second Amended and Restated Memorandum and Articles of Association by the deletion in their entirety and by the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association. The board of directors of JOYY fully supports the proposed resolution and recommends that shareholders and holders of ADSs vote in favor of the resolution set out in the notice of AGM.

The notice of the AGM, which sets forth the resolution to be submitted to shareholder approval at the meeting, is available on the Investor Relations section of the Company’s website at http://ir.joyy.com/, as well as on the website of the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov/.

The Company has filed its annual report on Form 20-F (the “Annual Report”), which includes the Company’s audited financial statements for the fiscal year ended December 31, 2020, with the SEC. The Company’s Annual Report can be accessed at the above-mentioned websites.

Holders of the Company’s common shares or ADSs may obtain a hard copy of the Annual Report free of charge by contacting JOYY Inc. at joyy-ir@joyy.com or by writing to JOYY Inc. at Building B-1, North Block of Wanda Plaza, No. 79 Wanbo Er Road, Nancun Town, Panyu District, Guangzhou 511442, the People’s Republic of China, telephone: +86 (20) 8212-0000.

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social interaction and entertainment, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, JOYY’s strategic and operational plans may contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these factors and other risks and uncertainties is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Relations Contact

JOYY Inc.
Jane Xie/Maggie Yan
Email: joyy-ir@joyy.com

ICR, LLC
Robin Yang
Email: joyy@icrinc.com